Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 10, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – New Pointe Investment 35, LLC

On May 11, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $3,050,000, (the “New Pointe Carlsbad Senior Loan”). The borrower, New Pointe Investment 35, LLC, a California limited liability company (“New Pointe Carlsbad”), used the loan proceeds to purchase 31,823 SF of land and built five single-family homes at 6798 Paseo Del Norte, Carlsbad, CA (the “New Pointe Carlsbad Property”). As of the October 5, 2018 payoff date, three properties have been sold, collectively 25% above the original pro forma pricing.

On October 5, 2018, New Pointe Carlsbad paid off the New Pointe Carlsbad Senior Loan for the full amount of principal drawn to date plus interest. Principal drawn to date amounted to approximately $2,830,000 as of the payoff date. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 10.0%.